

FOR: My Trail Company, PBC Shareholders
FROM: Demetri Coupounas, Founder & CEO
DATE: January 23, 2017
SUBJECT: Annual Report for 2016

Thank you for investing in My Trail.

MONTHLY PROFIT & LOSS
Please see Appendix 1 to review Monthly Profit & Loss from May 2016, the first month that My Trail started selling products. Sales began in late May so the first full month of sales was June. Sales began with equipment and accessories available online only. In late July we added down jackets. Through October we hosted and attended several events at which we sold products and made our first sales to international dealers and distributors. In November, we opened a temporary store at 29th Street in Boulder, CO. In December we promoted aggressively, increasing sales while decreasing percent gross margin, and we achieved a monthly profit for the first time.

OTHER FINANCIAL STATEMENTS
Please see:
-   Appendix 2 to review our 2016 Income Statement for the 1st half of the year, and for Quarters 3 & 4 individually.
-   Appendix 3 to review our 2016 Income Statement for the entire year.
-   Appendix 4 to review our Balance Sheet for the year ending December 31, 2016.

2017 – INCREASED PRODUCT SELECTION
From the time we started raising capital, we've targeted profitability for the 1st full year of selling and that is our goal for 2017. Increased Product Selection is a key driver. We are moving from 0 to 18 Spring/Summer technical apparel products with the arrival of our waterproof breathable and hiking/trail running tops and bottoms collections this spring. We have developed and are planning to add 4 backpacks to the line in summer, tripling the style count in that group. We have also arranged for the next round of Pyramid Shelters to come separated into component parts so that Customers can purchase only what they want/need from this group. And we are working on moving from 4 to 14 styles of down outerwear this Fall adding our most technical hyper-light styles as well as thicker/warmer offerings and vests to the current group. Overall this represents growing from 12 principal products in 2016 to 46 principal products in 2017 and we're planning to expand our accessory program similarly. We are working on increasing sales in rough proportion through continuing improvements in visits to both website and physical store, and increased conversion from shopper to buyer. Over half of the new styles are already financed and in production. To receive the full complement of increased styles we'll need some combination of continued solid sell-through, better terms from suppliers, and additional investment.

DIVIDEND
Our Directors weighed several important factors in determining the appropriate dividend to pay to our Preferred Shareholders this year. While there is a strong desire to pay dividends accrued in full, there is also a realization that prudent cash reserves should be maintained to fuel this year's product growth in support of our goal to reach full-year profitability. It is in My Trail and its Investors' interests to balance current year dividend payments with healthy, sustainable growth. Accordingly, some Investors did not agree with receiving the entire dividend accrued in 2015 as a cash payment in 2016 before profitability was achieved.

The Board has decided to pay 25% of the dividends accrued in 2016 during this 1st quarter of 2017, believing that this is in the best interest of shareholders' long-term returns. Checks for 2016 dividends will be issued later this quarter. The remaining 75% has still been accrued, it just won't be paid out at this time. Future dividend payments will be evaluated in light of My Trail's financial performance, business outlook and the best interests of shareholders.